WashTec CLEANING TECHNOLOGY

RECEIVED

2007 APR 18 A 10: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10. APR. 2007

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07022686

April 05, 2007

SUPPL

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **April 4th, 2007** concerning final results for financial year 2006 (**"WashTec AG: Successful financial year 2006")**.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

Florian Fitter

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

WashTec AG | Argonstraße 7 • D-86153 Augsburg | Telefon: +49 (0) 821/5584-0 | Telefax: +49 (0) 821/5584-1204 | Internet: www.washtec.de

Vorstand: Thorsten Krüger (Sprecher), Christian Bernert

Aufsichtsrat-Vorsitzender: Alexander von Engelhardt

Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024261000

Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg

Successful financial year 2006:

- **Sales up by 15.8% to EUR 261.4 million**
- **Earnings before taxes (EBT) increased from EUR 15.0 million to EUR 21.0 million**
- **Substantial boost to international business**

Augsburg, 4 April 2007 –WashTec AG (ISIN DE0007507501) can look back on a successful financial year 2006. On the back of positive development in sales activities on the company's core markets and as a result of rising sales following the acquisition of Mark VII Equipment Inc., USA at the beginning of financial year 2006, WashTec considerably increased both sales and earnings. "Financial year 2006 was an eventful and successful year for the WashTec Group. Our sales for the year as a whole climbed by 15.8% to total EUR 261.4 million, while we boosted our operating result from EUR 19.4 million to EUR 24.9 million at the same time. This corresponds to a rise in the EBIT margin from 8.6% to 9.5%.", explained Thorsten Krüger, Spokesman of the Management Board, at today's results press conference in Munich.

The increase in sales is due to both positive development on the company's European core markets and the fact that the sales of Mark VII Equipment Inc. are included in the group's total sales for the first time following the acquisition at the beginning of the financial year. This meant that foreign business, as a proportion of total sales, rose to 65.0%, up by around six percentage points year-on-year (2004: 58.9%).

Earnings before taxes (EBT) grew by 40%, from EUR 15.0 million to EUR 21.0 million. This increase is due primarily to sales growth, combined with further improvements to cost structures. Financial expenditure was reduced from EUR 4.4 million to EUR 3.9 million due to improved conditions, despite the increase in recourse to credit due to the acquisition of Mark VII. Following deductions for taxes, this produces net income for the year of EUR 12.5 million, as against EUR 9.4 million in the previous year. Consequently, earnings per share improved from EUR 0.81 (weighted average of shares issued 11.653 million) to EUR 0.82 (basis 15.2 million shares).
"As well as focusing on growth in 2006, we also implemented a number of projects in order to further improve our cost structures. The reorganization of our Augsburg location has been completed with the construction of a new hall for self-service technology, commercial car wash systems and conveyors. We also launched a new

logistics concept", emphasized Christian Bernert, CFO of WashTec AG. "Furthermore, we are currently working on further measures to combat increasing cost pressure particularly with respect to materials and wages."

The US-based subsidiary Mark VII Equipment Inc., which was acquired at the beginning of 2006, was integrated and reorganized according to the schedule in the course of the year under review. The processes, which have been optimized as a result of the reorganization, are targeted to produce improved results from 2007 onwards. Although sales in financial year 2006 fell short of expectations at EUR 24.9 million, Krüger is optimistic with respect to the medium-term development of the company. "With a product portfolio that is tailored to the US market, Mark VII should provide us with a platform for further growth on the attractive US market over the next few years. The performance of the company in 2007 to date confirms that we took the right steps in 2006 by adding to the product portfolio for the US market." WashTec also wants to grow in southern and Eastern Europe in 2007. Following the acquisition of its Spanish sales partner in January 2007, WashTec is now also present on the key Spanish market with its own sales and service organization.

At the Annual General Meeting in May, the company's shareholders are set to resolve a share buy-back program and a regular stock option program for the Management Board and first management level, which is to replace the running phantom stock program for Management Board members. Furthermore, the Supervisory Board is due for re-election. While the current Supervisory Board members Mr. Michael Busch and Mr. Jürgen Lauer will be standing as candidates, the Chairman of the Supervisory Board Mr. Alexander von Engelhardt will retire as recommended by the Corporate Governance Code. As a result, the company will be proposing that Mr. Roland Lacher be appointed as the third member of the Supervisory Board. Mr. Roland Lacher – co-founder and former Chairman of the Management Board at Singulus Technologies AG – has excellent expertise in the areas of development and supply chain, as well as the establishment and expansion of proprietary production and sales organizations in Asia and the US.

For 2007, WashTec aims to achieve an EBIT margin of 10-12% against the backdrop of moderate organic sales growth.

The 2006 Annual Report of WashTec AG may be downloaded from www.washtec.de.

END